UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 001-33722
Longtop Financial Technologies Limited

(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 23, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release announcing the closing of its follow-on public offering and the underwriters’ exercise of the over-allotment option. The Company’s press release is furnished as Exhibit 99.1.
Exhibit.
99.1	Press release announcing the closing of the follow-on public offering and the underwriters’ exercise of the over-allotment option.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 23, 2009	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
		Name:	Derek Palaschuk
		Title:	Chief Financial Officer